SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management's current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, expected future costs, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC's website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



BRASKEM'S CHLOR-ALKALI PLANT IN MACEIÓ, ALAGOAS

CASE MACEIÓ

FEBRUARY 01, 2021



DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This presentation includes forward-looking statements that reflect predictions and expectations of Braskem's management as to future events. The terms "anticipate," "believe," "expect," "foresee," "intend," "plan," "estimate," "project," "aim" and similar terms are used to indicate forward-looking statements. Although Braskem believes these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties, including risks identified in the Company's annual report on Form 20-F for the year ended December 31, 2019, as well as subsequent filings made by us pursuant to the Exchange Act. They are also necessarily based on the information currently available to Braskem. Braskem does not assume any obligation to update this presentation, including, any forward-looking statement in light of new information or future developments. Braskem assumes no liability for transactions or investment decisions taken based on the information in this presentation.

AGENDA

Braskem

- **Introduction**
  Marcelo Cerqueira (VP of Manufacturing Brazil & Global Industrial Operations)
- **Braskem's Actions**
  Thiago Fontana Gemignani (Case Maceió Leadership Team)
- **Legal Front**
  Filipe Alves Tavares (Case Maceió Legal)
- **Vinyls Operation**
  Almir Viana Cotias Filho (Vinyls Leader)
- **Financial Impact**
  Pedro Freitas (CFO)
- **2021 Priorities**
  Marcelo Cerqueira (VP of Manufacturing Brazil & Global Industrial Operations)

Introduction

Marcelo Cerqueira

(VP of Manufacturing Brazil & Global Industrial Operations)

Braskem in Alagoas: Long presence and commitment to the State

Introduction

General information:

- **Start of operations:** 1975[1] (through mergers and acquisitions)
- **Assets**: two plants in Alagoas: (i) Chlor-alkali, in Maceió and (ii) PVC, in Marechal Deodoro
- Braskem's commitment in Alagoas is to create value in the region, generating income, revenue and taxes for the state:
  - **Even with the interruption of important activities, the Company did not cut any jobs**
  - **~500 direct jobs and ~1,900 outsourced jobs[2]**
  - **~1.5 billion reais per year in the economy**
  - **~150 million reais in ICMS**
  - Pillar of the chemical-plastic chain with several partner companies
  - 1/3 of the national production of Chlor-alkali

Integrated Industrial Operation



Salt AL
Power
CS AL
PVC AL
PVC BA
CRACKER BA

Braskem's operations account for ~3% of Alagoas' GDP and support more than 60 companies in the plastic and chemical chain in the state

Source: Braskem. Note (1): In 1975, the company Salgema started with the extraction of rock salt to produce chlorine and caustic soda in a plant located in Pontal da Barra (Maceió-AL). In 1996, Salgema changed its name to Trikem and in 2002, Trikem merged with other companies in the sector to create Braskem. Note (2): Data from 2019.

General characteristics about the salt extraction process

Introduction

General Characteristics:

- **Process**: Rock salt mining by underground dissolution
- **Number of wells**: 35 (vertical and directional wells)
- **Depth**: 900 to 1,200 meters
- **Licensing**: with ANM[1] and IMA[2], according to Brazilian regulation
- **Status: Braskem decided to definitively end rock salt extraction activities in the region of the neighborhoods affected by the geological phenomenon**





Salt Extraction Process



Cemented coating
9 5/8"
1100m
Protection fluid
7"
Salt
Water
Brine
4 1/2"
1170m
Brine
1195m
Insoluble
1200m

The water dissolves the salt, thus forming the **brine**, which occupies the space previously occupied by the salt. The pressure of the inserted water forces the excess brine to rise over the surface.

Source: Braskem. Note (1): ANM: National Mining Agency. Note (2): IMA: Institute for the Environment.

Geological event in Alagoas: an earthquake occurred in the region in March 2018

Situation in Maceió, Alagoas

Geological Phenomenon in Maceió

- In March 2018, **an earthquake is recorded in some neighborhoods of Maceió**, capital of the state of Alagoas
- Since then, Braskem has adopted **a responsible, transparent and active posture**, reinforcing its commitment to people and collaborating with the authorities to understand the geological phenomenon



Aerial view of Mutange, Bebedouro and Pinheiro neighborhoods

Source: Braskem.

Since the recorded earthquake, Braskem has been implementing the mine closure plan and the actions defined with the authorities

Timeline

2018

- **Earthquake is registered** in some neighborhoods of Maceió
- Local Crisis Committee installed in Alagoas

2019

- Hiring of **independent geological studies**
- **Definitive closure of salt extraction activities**
- **Creation of protection area** based on the study by the Leipzig Geomechanics Institute (IFG) in Germany
- **Signature of cooperation terms** with the city hall to develop several actions together

2020

- **Agreement signed** with DPE, MPF, DPU and MPE[1], which establishes actions for the relocation of residents from the defined risk areas and **start of PCF[2]**
- **Implementation of the PCF[2]** with a relevant advance in the **relocation and compensation program** for residents and large structures
- Advance of the area's **monitoring measures** and **execution of the mine closure plan** started
- **Amendments to the agreement signed** with DPE, MPF, DPU and MPE[1], based on the updated Civil Defense Map of Maceió, that led to the termination of the **Public-Interest Civil Action (PCA) for indemnification of Residents** in the end of 2020
- Agreement signed with MPF and MPE for the **termination of the Social and Environmental PCA[3]**
- Agreement signed with MPT[4] for the **termination of the Labor PCA[3]**

Source: Braskem. Note (1): Alagoas State Public Defender's Office (DPE), the Federal Prosecution Office (MPF), the Alagoas State Prosecution Office (MPE) and the Federal Public Defender's Office (DPU). Note (2) PCF: Financial Compensation and Support for Relocation Program. Note (3): PCA: Public-Interest Civil Action. Note (4): MPT: Labor Prosecution Office.

Braskem's actions remains focused on the safety of the region's residents and understanding the geological phenomenon

Braskem's Focus of Action

SAFETY OF PEOPLE

- Removal of residents from risk areas and their resettlement
- Financial compensation
- Psychological support
- Maintenance actions in affected neighborhoods and safety for residents
- Actions to prevent disease proliferation through pest control and monitoring

UNDERSTANDING OF THE GEOLOGICAL PHENOMENON

- Understanding of the geological phenomenon and possible surface effects
- Drainage and sewage works
- Monitoring of the soil
- Studies with sonars to assess the conditions in Braskem's salt wells
- Works to permanently close the salt wells

Source: Braskem.

Braskem's work fronts in the scope of the geological phenomenon in Maceió

Work Fronts

LEGAL FRONT

- Reduction of exposure in the context of the geological event in Alagoas and provide legal security to the actions implemented by the Company

TECHNICAL FRONT

- Conducting studies to understand the phenomenon for directing actions, focusing on safety

OPERATIONAL FRONT

- Return to operation of Chlor-alkali plant and dichloroethane plants in Alagoas, using salt provided by third parties, resuming integration in the Vinyls business

IMPLEMENTATION FRONT

- Implementation of measures resulting from legal settlements and technical directions, including relocation and compensation of people, intervention and monitoring of relocated areas

Source: Braskem.

Braskem's Actions

Thiago Fontana Gemignani
(Case Maceió Leadership Team)

Braskem

PUBLIC

Due to Braskem's knowledge of the geological event, the Company has been working on the following acting fronts

Braskem's Actions

1	2	3	4	5
Relocation and Compensation	**Closing and Monitoring of Salt Wells**	**Socio-Urbanistic Measures**	**Environmental Study**	**Additional Measures**
Support for **relocation and compensation of residents and large structures** located in the **areas of risk, protection and monitoring**	Actions for **stabilization and monitoring of the 35 salt extraction wells**, based on the findings of sonar and geomechanics studies and authorization from ANM[1]	**Socio-urbanistic measures**, such as interventions in the relocated areas, urban mobility projects and social programs	Hiring of an **environmental study**, already in progress, with the objective of verify if the salt well extraction activities created **any environmental impact in the region**	**Measures associated with the Cooperation Terms** signed with the city of Maceió, **Case management expenses** (e.g. communication, legal) and **community service infrastructure**

Source: Braskem. Note (1): ANM: National Mining Agency.

The relocation areas are located in the neighborhoods of Pinheiro, Mutange, Bebedouro and Bom Parto and comprise the protection area and different zones

Relocation and Compensation: Risk Evaluation Map



Description
Monitoring Area
Protection Area
Zones A, B, C and D - Jan2020
Zones E - Jul2020
Zones F and G - Oct2020
Zones H - Dez2020
% of relocation
79%
98%
100%
97%

Source: Braskem.

Highlights

- **Risk Evaluation Map** represents a **comprehensive and conservative view**, based on technical studies and even considering potential long-term scenarios
  - Map covers the areas defined by the **Civil Defense + areas with potential future impacts on the surface in the long term**, identified in specialized and independent technical studies hired by the Company
  - **Inclusion of areas** throughout 2020 was the result of **new technical developments** and **agreements/amendments signed with authorities**[1, 2]
- **Significant progress in the relocation of the areas in the map**, with emphasis on **100% of relocation** in the areas considered **most priority**

Notes:

(1) Protection Area (created in November/2019 by Braskem); Zones A, B, C e D (created from the January/2020 agreement); Zone E (created due to the amendment signed in July/2020 and based on update of the Civil Defense map); Zones F and G (created due to a resolution signed in October/2020 and based on the update of the Civil Defense map); Zones H e Criticality 01 (created as a result of the amendment signed in December/2020, based on the update of the Civil Defense map and surface impact studies presented by Braskem);

(2) Alagoas State Public Defender's Office, the Federal Prosecution Office, the Alagoas State Prosecution Office and the Federal Public Defender's Office.

Interface dimensions with residents of areas object of the PCF[1] agreement

Relocation and Compensation: PCF

1 2 3 4 5

THE FINANCIAL COMPENSATION AND SUPPORT FOR RELOCATION PROGRAM HAS TWO DIMENSIONS OF INTERFACE WITH THE RESIDENTS OF THE AREAS OBJECT OF THE AGREEMENT

Relocation Support	Financial Compensation
• **Availability of Support Services**: social assistance, real estate and logistics	• **Understanding and analyzing** individual **situations**
• Payment of **Financial support**	• **Signing and homologation of agreements**
• Support in the **identification of new properties by residents**	• **Compensation payment**
• **Moving Operationalization**	

Source: Braskem. Note (1): PCF: Financial Compensation and Support for Relocation Program.

By the end of 2020, the PCF[1] accounted for ~9,200 relocated families and ~99.7% of acceptance index for the proposals submitted

Status on 12/31/2020

Relocation and Compensation: Achievements in 2020

~9,200
Relocated Families
(Total of ~15,000[2] families)

~3,450
Financial Compensation Proposals Submitted

~99.7%
Acceptance Index for Proposals Submitted

32
Large Structures Relocated
(Total of 50 Large Structures)

~10,000
Meetings with Residents

~R$500MM
Amount Disbursed

Source: Braskem. Note (1): PCF: Financial Compensation and Support for Relocation Program. Note (2): Does not consider criticality area 01.

Considerations of the Relocation and Compensation Front

Relocation and Compensation: Considerations

1 2 3 4 5

- **Provisioned amounts[1] cover all areas of relocation and monitoring currently appointed by the Civil Defense, including regions indicated by specialized and independent technical studies** hired by the Company from internationally recognized entities and **that assessed potential impacts on the surface in the long term**
- Company's **priority** continues be advancing in the **Financial Compensation and Support for Relocation Program** (PCF), including relocation of areas, presentation of compensation proposals
- Dealing with possible measures related to public concessionaires and individual lawsuits against the Company will be the **priority of negotiations** in 2021
- Due to the agreement signed on 12/30/2020, a **technical group** was created to **monitor the geological event and study the adjacent areas** of the Civil Defense Map for a period of five years

Source: Braskem. Note (1): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated

With the announcement of the definitive closure of salt extraction, Braskem started planning the final closure of the 35 wells located in the neighborhoods of Maceió

PLAN FOR CLOSING AND MONITORING OF THE SALT WELLS

- **Based on the findings of sonar, geomechanics studies** and recommendations from specialist institutions, independent and renowned nationally and internationally, **Braskem defined stabilization and monitoring actions for all 35** existing salt extraction **wells**
- **Each salt extraction well** has a **specific plan** with the **indication of the respective type of intervention** recommended for its stabilization
- **For 4 of the 35 cavities**, the intervention considered by the Company, based on expert recommendation, **is filling with solids**, a measure recommended for more complex cases
- The plan for each salt extraction well is subject to approval by ANM[1]
- There are already **actions in progress** in relation **to 20 cavities**



Probe used to check integrity in Braskem disabled rock salt exploration well

Source: Braskem. Note (1): ANM: National Mining Agency.

Clarifications on the Letter from the National Mining Agency

Closing and Monitoring of Salt Wells: ANM Letter

1 **2** 3 4 5

ANM[1] Letter: Measures for the closure of the salt extraction activities in the state of Maceió

ANM[1] Letter	Temporary suspension of the effects of the ANM Letter[1]
• Braskem became aware of a **letter from the National Mining Agency** regarding measures for the **closure of salt extraction activities in Maceió and backfilling with solid material of a number of additional salt wells,** with **an additional estimated cost of approximately R$3 bilhões[2]**	• After a request for reconsideration prepared by Braskem, **the Company was informed that the effects of the ANM[1] Letter have been suspended** until a final evaluation of the technical arguments submitted by Braskem in the Reconsideration Request

Braskem's obligation is to stabilize the soil in the affected regions. In this sense, it is still necessary to conclude discussions with ANM[1] on the need to implement additional measures to ensure soil stabilization

Source: Braskem. Note (1): ANM: National Mining Agency. Note (2): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated

Considerations of the Closing and Monitoring of Salt Wells Front

Closing and Monitoring of Salt Wells: Considerations

1 **2** 3 4 5

- The **Company already presented to ANM[1] a plan for stabilization and monitoring of all its 35 salt extraction wells**, which was defined based on recommendations from independent institutions and nationally and internationally renowned experts; the **provisioned amounts are aligned with this plan**
- **It is a plan of complex execution[2]** and, therefore, **object of technical discussions between the Company, specialists and ANM[1]**; the **implementation of the plan has already started** for the **wells where ANM[1] has already authorized** the recommended measures
- Over the next **few months**, the **Company expects to conclude discussions with ANM[1]** on the possible **need to implement additional measures** to ensure soil stabilization

Source: Braskem. Note (1): ANM: National Mining Agency. Note (2): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated

Braskem is also adopting socio-urbanistic measures in the affected neighborhoods

SOCIO-URBANISTIC MEASURES

Actions of **socio-urbanistic nature** already started **in 2020**, with demolition, security and janitorial services in relocated areas

As of the **December/2020 agreement at Socio-environmental PCA**[1], the destination of value was defined, within a cap, for actions in 3 dimensions:

- **Relocated areas:** decommissioning of areas (demolition, waste management and superficial drainage), implementation of vegetation cover, area management and maintenance of properties of cultural interest
- **Mobility**: implementation of immediate initiatives and long-term solutions
- **Social compensation actions**: resources to enable social impact actions on multiple fronts (social, cultural, public services, among others)

Source: Braskem. Note (1): PCA: Public-Interest Civil Action.



Building demolition service in areas designated by the Civil Defense in the Pinheiro neighborhood



Guards watch over the relocated areas

Considerations of the Socio-Urbanistic Measures Front

Socio-Urbanistic Measures: Considerations

1 2 **3** 4 5

- The **provisioned amount**[1] **of R$ 1.58 Bi** is a **maximum cap agreed in the Social and Environmental PCA settlement, which** includes the **resources that will be available for actions** in the **relocated areas**, **urban mobility** actions, **social compensation** measures and **collective social and moral damage**

- **Priority in 2021** for the Company and signatory[2] authorities of the agreement will be **to establish decision governance and monitoring** of the Socio-Urbanistic Program, **advance in defining the recommended measures** and **start implementing actions**

- The agreement provides for the eventual **joining of other interested parties to the agreement**, which will be **object of negotiations** over the next few months

Source: Braskem. Note (1): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated. Note (2) the Federal Prosecution Office and the Alagoas State Prosecution Office.

Considerations of the environmental study in progress

Environmental Study: Considerations

1 2 3 4 5

- According to the **settlement in the Social and Environmental PCA executed** in December/2020, an **environmental study** was hired with the objective of **verifying whether the salt well extraction activities** created any **environmental impact[1] in the region**, including impact on biodiversity, water quality, among others
- Study will be conducted by a **technically recognized company and in scope aligned** between the Company and MPF
- It is a **plan of complex execution with multiple steps[2]**, which is in the initial phase of data collection; expected **completion in the second semester of 2021**
- The Company **will keep the market informed of material developments** concerning the **environmental impact study**

Source: Braskem. Note (1): The Company highlights that cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated; (2) Steps: field data collection, preliminary diagnostic, emission of map for preliminary identification of impact in the region and public hearing and listening to intervening bodies

Examples of additional measures adopted by the Company in the neighborhoods of Maceió

MAIN ADDITIONAL MEASURES FOR MANAGEMENT OF CASE MACEIÓ

- Actions related to the **Technical Cooperation Instruments** signed with **Civil Defense**
- Hiring of **external advisors** to support the execution of the **relocation and compensation action** for residents
- **Infrastructure to serve residents** (Residents' Center, Animal Care Program)
- **Case Maceió management** expenses related to communication, compliance, legal, among others

Source: Braskem.

Braskem's priority is the safety of people; so the company signed four Cooperation Terms with City Hall of Maceió

Additional Measures: Cooperation Terms

1 2 3 4 5

1st Cooperation Term April 2019

- Installation of meteorological equipment and DGPS*
- Inspection of properties
- Drainage works and street paving
- Equipment for the Civil Defense monitoring center

2nd Cooperation Term December 2019

- Improvements in Civil Defense monitoring, new seismic studies, access to Braskem's DGPS data
- New equipment
- Researchers from federal universities to assist in data assessment and action monitoring, installation of 16 seismographs

3rd Cooperation Term January 2020

- Building inspection
- Technical referral for property demolition
- Technical referrals and recommendations by Civil Defense on structural and property conditions
- Hiring of specialized companies by Braskem

4th Cooperation Term September 2020

- Dedicated Brigade
- Implementation of a video-monitoring system and installation of gantries, traffic lights and public road barriers
- Setting up the Reception and Sheltering Center, a space for the support of residents in emergency situations

*DGPS: high-precision GPS (Global Positioning System) device that enables soil monitoring, in order to detect any possible land movement.

Source: Braskem.

Braskem created a robust structure to serve the residents of the PCF[1], with emphasis on the Residents' Center

Additional Measures: Residents' Center

1 2 3 4 5

Residents' Center

- The **service to residents at PCF[1]** includes more than **400 professionals**, including field teams, facilitators, social technicians, lawyers, back office structure, IT and planning
- **To serve the residents, the Residents' Center was created**, a place of about 2,000 m², more than 100 rooms, large reception, room for breastfeeding, recreation area, ambulance and paramedics
- Due to the COVID pandemic, the Residents' Center is closed and **the entire operation of the PCF[1] is being carried out remotely**
- Before its temporary closure due to the pandemic, **the Residents' Center concentrated multiple services to the residents**, such as psychological assistance, facilitation of opening a bank account, itinerant registry, Court of Justice, Public Defender and real estate services


CENTRAL DO MORADOR
Main Access to the Residents' Center

Source: Braskem. Note (1): PCF: Financial Compensation and Support for Relocation Program.

Examples of additional measures adopted by the Company in the neighborhoods of Maceió

Additional Measures: Animal Care Program

1 2 3 4 5

Animal Care Program

In partnership with Ufal and FUNDEPES, Braskem created a **program** that contemplates **the rescue, health treatment and improvement of animal welfare**, as well as a **community awareness** project and the production of scientific research



Veterinarians treat abandoned animals



Vaccination of dogs in the neighborhood of Bebedouro

Source: Braskem.

Considerations of the Additional Measures Front

Additional Measures: Considerations

1 2 3 4 **5**

- The **expected spending[1] in additional measures** were **dimensioned aligned with** the action **plan presented on the other acting fronts** of Case Maceió
- **Priority of the Company** to continue **implementing the initiatives of the Cooperation Terms** signed with the City Hall of Maceió and to **enable the entire support structure necessary** for the measures defined

Source: Braskem. Note (1): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

Legal Front

Filipe Alves Tavares
(Case Maceió Legal)

Braskem

PUBLIC

Main lawsuits filed against the Company in the context of the geological event

Main lawsuits filed against the Company

	1 Reparation for Workers	2 Reparation for Residents	3 Social-environmental Reparation	4 Investors (Class Action)
Author(s)	Labor Prosecution Office – MPT-AL	State and Federal Prosecution and Public Defenders Offices – MPE, MPF, DPE and DPU	Federal Prosecution Office – MPF-AL	Class of investors
Object	• Reparation of workers affected by the geological phenomenon - R$3.7 billion	• Compensation to residents of neighborhoods affected by the geological phenomenon - R$6.7 billion	• Reparation of socio-environmental damages related to the geological phenomenon - R$28.2 billion	• Reparation for alleged losses to Braskem's ADR holders due to alleged omissions or false statements made in relation to the geological phenomenon
Type	Public-Interest Civil Action	Public-Interest Civil Action	Public-Interest Civil Action	Class Action

Source: Braskem

After Feb/20 agreement, the MPT agreed with the termination of the public-interest civil action of the Alagoas State Labor Prosecution Office

Legal Front

1 2 3 4

Legal Action: **Reparation for Workers** | Status: Terminated

Object:

- Reparation of workers affected by the geological phenomenon - R$3.7 billion

Author(s):

- Labor Prosecution Office – MPT-AL

Main Events:

July 2019

Public-Interest Civil Action filed by MPT-AL, with a preliminary injunction to freeze a total of R$2.5 billion to guarantee any compensation for pecuniary damages to workers affected by the geological phenomenon occurred in Maceió

October 2019

The tenured judge of the lawsuit **denied the injunction sought by the MPT-AL.**

February 2020

The Company entered into an agreement with the MPT-AL, in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers from the districts affected by the geological phenomenon

WITH THE AGREEMENT, THE MPT AGREED WITH THE TERMINATION OF THE PUBLIC-INTEREST CIVIL ACTION

Source: Braskem.

In Dec/20, the Company entered into an agreement for the Compensation of Residents, representing an important advance related to the geological event of Alagoas

Legal Front

1 **2** 3 4

Legal Action:	**Reparation for Residents**	Status: Terminated

Object:

- Compensation to residents of neighborhoods affected by the geological phenomenon - R$6.7 billion

Author(s):

- State and Federal Prosecution and Public Defenders Offices – MPE, MPF, DPE and DPU

Main Events:

January 2020

The court ratified the Agreement to Support the Relocation of People in Risk Areas, entered into by Braskem and the Authorities[1]. The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety

July 2020

Execution of an amendment to the agreement of January/2020 to include additional properties in the Financial Compensation and Support for Relocation Program, in accordance with the June/2020 Civil Defense Map update

September 2020

Conclusion of expert and independent technical studies contracted by the Company in order to implement the potential new measures

December 2020

Execution of the second amendment to the agreement dated as of January/2020 to include additional properties in the Financial Compensation and Support for Relocation Program, in accordance with the December/2020 Civil Defense Map update

WITH THE AGREEMENT, THE AUTHORITIES AGREED WITH THE TERMINATION OF THE PUBLIC-INTEREST CIVIL ACTION

Source: Braskem. Note (1): Alagoas State Public Defender's Office (DPE), the Federal Prosecution Office (MPF), the Alagoas State Prosecution Office (MPE) and the Federal Public Defender's Office (DPU).

In Dec/20, the Company also entered into an agreement for the Social-environmental Reparation

Legal Front

1 2 **3** 4

Legal Action:	Social-environmental Reparation	Status: Terminated

Object:

- Reparation of socio-environmental damages related to the geological phenomenon - R$28.2 billion

Author(s):

- Federal Prosecution Office – MPF-AL

Main Events:

November 2019

Conclusion of technical studies by IFG[1] and creation of a protection area surrounding certain wells as a precautionary measure to ensure public safety

December 2020

Agreement signed for Socio-environmental Remediation in which the Company commits, primarily, to:

- Conduct studies to understand the phenomenon and define the necessary actions
- Adopt the necessary measures to stabilize the cavities and monitor the soil (Mine Closure Plan)
- Repair, mitigate or compensate for potential environmental impacts and damages resulting from the salt extraction activities in the city of Maceió
- Repair, mitigate or compensate for potential socio-urbanistic impacts and damages resulting from salt extraction activities in the city of Maceió

WITH THE AGREEMENT, MPF AGREED WITH THE TERMINATION OF PUBLIC-INTEREST CIVIL ACTION

Source: Braskem. Note (1): Institute of Geomechanics of Leipzig.

Braskem became aware of a putative class action which is in the initial stage

Legal Front

1 2 3 **4**

Legal Action:	**Investors (Class Action)**	Status: Ongoing

Object:

- Reparation for alleged losses to Braskem's ADR holders due to alleged omissions or false statements made in relation to the geological phenomenon

Author(s):

- Class of investors

Main Events:

August 2020

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's ADRs between May 6, 2016 and July 8, 2020. The action was filed against Braskem and individual defendants under the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas and related matters. The Company engaged a specialized US-based law firm to represent it in the class action.

At this moment, Braskem cannot predict with reliability the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute

Source: Braskem.

Vinyls Operation

Almir Viana Cotias Filho
(Vinyls Leader)

Braskem

A relevant portion of Braskem's Vinyls operation is located in Alagoas

Braskem's Vinyls Operation



Braskem has Vinyls assets in Alagoas and Bahia

ALAGOAS

Production Capacity (kt/year)

- **PVC**: 460
- **Caustic Soda**: 460
- **Chlorine**: 400
- **EDC**[1]: 520

Braskem is in the commissioning phase of the Chlor-alkali plant in Maceió, expected to be concluded in 1Q21

BAHIA

Production Capacity (kt/year)

- **PVC**: 250

In 2020, Braskem permanently ended the production of Chlor-alkali located in Camaçari, Bahia, whose activities started in 1979. Such shutdown occurred due to the end of the asset's useful life

The Vinyls business consists of the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units

Source: Braskem. Note (1): EDC: Dichloroethane.

With the resumption of the Chlor-alkali operation in Alagoas, Braskem will return to operating with an integrated business model in Vinyls

Business Model

Temporary Business Model (2019-2020)



Imported Caustic Soda
Clients
Imported EDC[1]
PVC
Clients

To honor the service to Clients, the Company imported EDC[1] and Caustic Soda

New Integrated Business Model (2021)



Salt
Electricity
Caustic Soda
Chlorine
Clients
EDC[1]
PVC
Clients

To resume operations, the Company will use third party sea salt as feedstock

Description → Suppliers Braskem

The investment for return of operations at the Chlor-alkali and EDC plants is approximately R$60 million

Source: Braskem. Note (1): EDC: Dichloroethane.

Financial Impact

Pedro Freitas
(CFO)

Braskem

PUBLIC

In 2020, Braskem presented important advances in all work fronts within the scope of the geological phenomenon in Maceió

Work Fronts - Advances in 2020

	Jan/2020	vs. Jan/2021
LEGAL FRONT	• **Public-Interest Civil Actions (PCAs) unresolved:** (i) workers, (ii) residents (partially) and (iii) social-environmental	• **Public-Interest Civil Actions (PCAs) terminated:** (i) workers, (ii) residents and (iii) social-environmental • Provisions related to relocation and compensation taking into account the Civil Defense map and specialized and independent technical studies • **Ongoing Class Action against the Company**
TECHNICAL FRONT	• **Ongoing studies to deepen the understanding of the geological phenomenon in Maceió:** (i) potential impacts on the surface of the region and (ii) potential environmental impacts • Mine closure plan and area monitoring under discussion	• **Completed studies to deepen the understanding** of potential impacts on the region's surface • **Advance in studies of the geological phenomenon** • Mine closure plan under implementation, according to ANM[1] suggestion
IMPLEMENTATION FRONT	• Start of the protection area and PCF[2]	• **Consolidation of PCF[2]**, with **significant progress in the relocation and compensation** of residents and large structures • **New cooperation agreements** with the Municipality of Maceió to develop several actions together
OPERATIONAL FRONT	• **Vinyls business with a temporary business model,** with imported EDC and Caustic Soda to honor the service to our Clients	• **Vinyls business with a new integrated business model,** with investment in project to acquire sea salt from third parties as feedstock

Source: Braskem. Note (1): ANM: National Mining Agency. Note (2): Financial Compensation and Support for Relocation Program.

The Company's preliminary estimate is that the provisions related to the geological event in Alagoas is ~R$8.8 billion in 4Q20[1]

Financial Impact

Financial Impact - Estimated Provision 4Q20[1]

(R$ Billion)



5.2
1.2
1.6
0.8
8.8
Relocation and Compensation
Closing and Monitoring of Salt Wells
Socio-Urbanistic Measures
Additional Measures
Estimated Provision 4Q20¹

Comments:

- **The total provisioned amount was ~R$10.1 billion, of which ~R$1.2 billion has already been consumed. Of this amount, ~R$1.0 billion refers to payments made and ~R$0.2 billion was reclassified to the suppliers group**
- Therefore, the Company's preliminary estimate is that the provisions related to the geological event in Alagoas is ~R$8.8 billion in 4Q20[1]

The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated or provisioned

Source: Braskem. Note (1): As of December 31, 2020 and the information is being reviewed by the Company and an external audit.

Considering the resources that can be obtained through non-operating / recurring events + cash, Braskem has sufficient resources to fund the Case Maceió

Financial Impact

Potential non-operating / recurring events

(R$ Billion)



For leverage purposes, we exclude this amount
• ~R$1.6 billion to be monetized
• ~R$2.0 billion to be provisioned and then monetized
• Value of ~US$0.3 billion, or, ~R$1.7 billion
• In discussion with insurance companies
It will be disbursed over the next 5 years
1.5
3.6
1.6
2.0
1.7
6.8
8.8
Braskem bank account specific for financing the PCF
PIS / COFINS Credit
General Responsibility Insurance
Total - Potential non-operating / recurring events
Estimated Provision 4Q20[1]



• Considers ~US$1.5 billion (~R$8.5 billion)
• Current cash balance is ~US$3 billion, and the minimum cash balance is ~US$1.5 billion
8.5
Braskem Cash

POTENTIAL NON-OPERATING / RECURRING EVENTS

CASH

Source: Braskem. Note (1): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

For 2021, the Company estimates that non-operating / recurring resources could be in the same proportion to the disbursement of Case Maceió in the year

Financial Impact

Disbursement Schedule[1]

(R$ Billion)


4.1
4.8
2021
2022-2025

Braskem estimates that expenses related to Case Maceió should occur in the next 5 years

Potential non-operating / recurring events - 2021

(R$ Billion)


For leverage purposes, we exclude this amount
• ~R$1,0 billion to be monetized
• Value of ~US$0.3 billion, or, ~R$1.7 billion
• In discussion with insurance companies
Expected disbursement in 2021 should not affect the Company's operating cash generation
1.5
1.0
1.7
4.2
4.1
Braskem bank account specific for financing the PCF
PIS / COFINS Credit
General Responsibility Insurance
Total - Potential non-operating / recurring events
2021 Disbursement[1]

Source: Braskem. Note (1): The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

2021 Priorities

Marcelo Cerqueira
(VP of Manufacturing Brazil & Global Industrial Operations)

Braskem

Our priorities for 2021 in Alagoas

2021 Priorities

1. Ensure the **safety of people** in the neighborhoods affected by the geological phenomenon
2. Continue with the advances of the **Financial Compensation and Support for Relocation Program** (PCF)
3. Implement the **actions defined in the Agreement for Socio-environmental Remediation**, including diagnostic of potential environmental impact
4. Advance with the **actions defined in the mine closure plan** and definitions with ANM[1]
5. Conclude the **commissioning phase of the Chlor-alkali plant** (expected to be concluded in 1Q21)
6. Continue with the **monitoring of the region**, following the dynamics of the geological phenomenon

Source: Braskem. Note (1): ANM: National Mining Agency.

Thanks!